UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ **Form C: Offering Statement**

☐ **Form C-U: Progress Update:**

☐ **Form C/A: Amendment to Offering Statement:**

☐ **Check box if Amendment is material and investors must reconfirm within five business days.**

☑ **Form C-AR: Annual Report**

☐ **Form C-AR/A: Amendment to Annual Report**

☐ **Form C-TR: Termination of Reporting**

1. Name of issuer:	Destiny Robotics Corporation
Legal status of issuer	
Form:	Corporation
Jurisdiction of Incorporation/Organization:	Delaware
Date of organization:	09/15/2021
Physical address of issuer:	201 SE 2nd Ave, 2711, Miami, FL 33131
Website of issuer:	https://www.destinyrobotics.io/

Current Number of Employees: 6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	$32,627.00	$1,415.00
Cash & Cash Equivalents:	$31,867.00	$1,190.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$600.00	$0.00
Long-term Debt:	$1,765.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	-$104,311.00	-$2,310.00

GENERAL INSTRUCTIONS

I. **Eligibility Requirements for Use of Form C**

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq.*). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II. Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in

Regulation S-T (§ 232 *et seq.*).

III. Information to be Included in the Form

Item 1. **Offering Statement Disclosure Requirements**

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or

Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2. **Legends**

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3.   Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer;

See page 1

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors (and any persons occupying a similar status or performing a similar function) of the issuer:

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Megi Kavtaradze

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO- July 2021 - Present Director - July 2021 - Present
Secretary - July 2021 - Present
Treasurer - July 2021 - Present

Officers (and any persons occupying a similar status or performing a similar function) of the issuer:

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Megi Kavtaradze

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO - July 2021 - Present
Director - July 2021 - Present
Secretary - July 2021 - Present Treasurer - July 2021 - Present

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

Megi Kavtaradze - 55%

(d) A description of the business of the issuer and the anticipated business plan of the issuer;

The Company intends to design, manufacture, and market humanoid robots for household use.

See business plan on the next page:



The First Humanoid Robot As Home Assistant

We create standard for robot to human interaction!



WHO WE ARE?
AI and Robotics Company

OUR MISSION IS TO CREATE
Socially Intelligent Humanoid Robots



Highlights

- 🔥 Finished a prototype called Destiny One. Received pre-orders worth over $200,000

- 🏆 **World-class Team** from

  Tesla, Huawei, ABB, U.S. Department of Defense, University of Cambridge.

- ✓ **World's First** Humanoid Robot Home Assistant.

- 🚀 Backed by **Google** for Startups & **NVIDIA** Inception.

- 💰 Intend to disrupt estimated Robotics Technology
  Market of **$189 Billion.**



Vision



We envision future where robots and humans co-exist in a deeply connected manner!



Our Vision

is to blur the lines between humans and robots and create robots indistinguishable from humans.

Problem & Solution

Problem

Problem of LONELINESS

43 % of adults and 80% of kids are experiencing loneliness which leads to enormous mental health problems.



Solution

TO CREATE SOCIALLY INTELIGENT HUMANOID ROBOT ASSISTANT/COMPANION!

Humanoid robots like Destiny are an ideal mechanism for connecting humans with robots in a deeply engaging manner.



DESTINY ONE

Product
Humanoid Robot Destiny

- ➢ Completed a prototype called Destiny One.
- ➢ AI-Powered humanoid robot as a home assistant

DESTINY ONE

✓ Expert robotic systems

✓ Neural networks

✓ Motor control

✓ Machine Perception - human faces, emotions & gestures

✓ Natural language processing

✓ Various path algorithms to control her body

Humanoid Robot Destiny
FIRST HUMANOID ROBOT FOR HOUSEHOLD USE

Destiny Robot is a unique combination of Artificial Intelligence, robotics, engineering, art, and design.

Destiny will be the first at-home humanoid robot assistant on the market. Designed in the US!

WHY NOW?

Only NOW it has been possible to create humanoid robots because of advancements in robotics, hardware, and AI.

Development requires immediate actions!



Market Size



$62 Billion

Robotics Technology Market Size 2020



$189 Billion

Robotics Technology Market Size by 2027

Robotics Technology Market Size, Share and Analysis | Forecast - 2027 (alliedmarketresearch.com)

COMPETITORS

Destiny is the first AI-powered Humanoid Robot home assistant.

Socially smart robot with deep interaction ability.



Roadmap



WE GROW WITH THE FASTEST GROWING MARKET OF ROBOTICS

STAGE 1  Comprehensive Technical Research ✓

STAGE 2  Destiny One Prototype, Spring, 2023. ✓

Scaling – Spring, 2024

STAGE 4  Humanoid Robot Destiny on the Market!

This slide contains forward-looking events that can not be guaranteed.

TEAM



Megi Kavtaradze
Founder & CEO

Serial Entrepreneur - led building platforms that had 100s of clients and 1000s of users.

Invited Speaker at:
Harvard University, Yale University, and Forbes, NYC.



Lela Mirtskhulava
Chief Scientist Ph.D.

Associate Professor with **20 years of experience:**

- **University of Cambridge**
- **University of California, Berkeley**
  - **San Diego State University**
  - **San Jose State University**

TEAM



Erekle Shishniashvili
Senior AI Engineer

Machine Learning Researcher at Huawei.
Work experience of 5 years.

- Huawei
- Awarded by Microsoft –
Guardian AI Competition



Irakli Datashvili
Head Software Engineer

Over **12 years of work experience**
with top companies:

- HSBC
- Motorola
-ABB



Gio Qotolashvili
Head of Marketing

- **Product marketing at
Tesla**

Partners

Google
For Startups

NVIDIA.
INCEPTION PROGRAM

AI2027



(e) The current number of employees of the issuer;

    See page 1

(f) A discussion of the material factors that make an investment in the issuer speculative or risky;

Risks Related to the Company's Business and Industry

The Company may never receive a future equity.
Financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits, and have no voting rights or ability to direct the Company or its actions.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to

develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Destiny Robotics is an early-stage startup.
That comes with the typical risks of a company at this stage. Relevant risks include unstable revenues in the initial phase of revenue creation, due to external developments in the addressed market, and new competitor entrance. This condition will limit our ability to pay dividends until we reach financial stability.

Your investment could be illiquid for a long time.
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. While the Company may be acquired by an established player in the industry, that may never happen or it may happen at a price that results in you losing money on this investment.

We may provide certain projected results of operations to prospective investors in connection with this offering.
Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

We are dependent on general economic conditions.
COVID-19 or other pandemics may pose a risk to our business as it makes the general economic climate less predictable. Supply chains and customers and investor demand may be altered as a result.

We will face significant competition.
Even though we are greatly positioned as an early mover, we expect an increasing number of companies of different sizes to target this very attractive market.

Developing new products and technologies entails significant risks and uncertainties.
Delays or cost overruns in the production and shipping of our Tap Strap and future products, if any, and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory

hurdles. Any of these events could materially and adversely affect our operating performance and the results of operations.

Voting control will be given to a small number of shareholders.
Investors in this platform would not be able to influence our policies or any corporate matters, including the election of directors, changing to our company governance documents, expanding the employee option pool, or actions including mergers, consolidation, asset sales, and other major actions requiring stockholder approval. Some of the larger stockholders include, or have the right to designate, executive officers and directors of our Board. These few people and entities make all significant decisions regarding the company. As a minority shareholder and a signatory to any potential proxy agreements for voting, you will not have a say in these decisions.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Any valuation at this stage is difficult to assess. The valuation cap for the offering was established by the company.
Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Therefore, company might not be able to fulfill existing pre-orders on time and refund to its prospective customers. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and the results of operations.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment.   There is not now and likely will not be a public market for the Units of SAFE (Simple Agreement for Future Equity).   Because the Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF.   It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company.   Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 55.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Florida law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.

Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a discount rate.
The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For instance, if the future equity financing were priced at $10 per share, convertible securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL

ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

****

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer;

Type of security	Common Stock
Amount outstanding	10,000,000
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered;

> As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

> See item (c) above.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and

Risks to purchasers of the securities relating to minority ownership in the issuer?

> **The right to demand current distributions from an operating business is limited.** A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

> **No right to participate in any management decisions of the company.** The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

> **The investor has limited rights, if any, to have your interest bought out**. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

> While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

(6) A description of the restrictions on transfer of the securities, as set forth in § 227.501;

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms;

 The Company has the following debt outstanding:

Type of debt	Shareholder Contribution
Name of creditor	Megi Kavtaradze
Amount outstanding	$725.00
Interest rate and payment schedule	0%, until 2025
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	
Other material terms	N/A

Type of debt	Potential Pre-order Reimbursement
Name of creditor	Pre-order users
Amount outstanding	$600.00
Interest rate and payment schedule	N/A
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	
Other material terms	subject to be reimbursed by 2024, if the company will not be able to provide the product

Type of debt	Accounts Payable
Name of creditor	Related Parties
Amount outstanding	$1,040.00
Interest rate and payment schedule	N/A
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	
Other material terms	*since the date of the financial statements, this item has been paid and is no longer owed.

(q) A description of exempt offerings conducted within the past three years;

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	N/a	$141,455.00	42% product development. 38% business development. 12.5% operations. 7.5% intermediary fees.	February 16, 2022	Regulation CF

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

None

(t) Financial statements

DESTINY ROBOTICS CORPORATION
(A Delaware Corporation)

Unaudited Financial Statements
for the Fiscal Years Ended December 31, 2022, and December 31, 2021

DESTINY ROBOTICS CORPORATION

Financial Statements

For the Fiscal Years Ended

December 31, 2022, and December 31, 2021

Balance Sheet

	2022	2021
ASSETS		
Current Assets:		
Cash & cash equivalents	31,867	1,190
Total Current Assets	31,867	1,190
Property & Equipment		
Hardware Equipment	1,260	225
Less: Accumulated Depreciation	500	-
Property & Equipment Net	760	225
TOTAL ASSETS	32,627	1,415
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Total Current Liabilities	600	-
Accounts Payable	1,765	
TOTAL LIABILITIES	2,365	-
Stockholder's equity:		
Common stock, $0.00001 par value 30,000,000 shares authorized, 10,000,000 shares issued and outstanding		100
Additional paid-in Capital	-	3,725
Accumulated Deficit	(104,311)	(2,310)
Total Stockholders' Equity	30,262	1,415
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	32,627	1,415

DESTINY ROBOTICS CORPORATION

Financial Statements

For the Fiscal Years Ended

December 31, 2022, and December 31, 2021

Income Statement

	2022	2021
Income:		
Gross revenue	-	-
Cost of revenue:	-	-
Gross profit	-	-
Operating Expenses:		
Selling, General and Administrative Costs	77,115	2,085
Research and Development	27,196	225
Total Operating expenses	**104,311**	**2,310**
Net income (loss)	**(104,311)**	**(2,310)**

DESTINY ROBOTICS CORPORATION

Financial Statements

For the Fiscal Years Ended

December 31, 2022, and December 31, 2021

Statements of Stockholders' Equity

	Common Stock		Additional Paid-In Capital	SAFE - APIC	Shareholder Subscription	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	At Par					
Balance as of Sept 15, 2021 (inception)	-	$ -	$ -	$ -	$ -	$ -	$ -
Issuance of founders' shares for services/ common stock	10,000,000	$ 0,00001	$ -	$ -	$ -	$ -	$ -
Shareholder Contribution	-	$ -	$ 3,725	$ -		$ -	$ 3,725
Net Income (Loss)	-	$ -	$ -	$ -		$ (2,310)	$ (2,310)
Balance as of Dec 31, 2021	10,000,000	$ 0,00001	$ 3,725	$ -	$ -	$ (2,310)	$ 1,415
Issuance of founders' shares for services/ common stock	-	$ -	$ -	$ -	$ -	$ -	$ -
SAFE issuance	-	$ -	$ -	$ 133,158	$ -	$ -	$ 133,158
Net Income (Loss)	-	$ -	$ -	$ -	$ -	$ (104,311)	$ (104,311)
Balance as of December 31, 2022	10,000,000	$ 0,00001	$ 3,725	$ 133,158	$ -	$ (106,621)	$ 30,262

DESTINY ROBOTICS CORPORATION

Financial Statements

For the Fiscal Years Ended

December 31, 2022, and December 31, 2021

Statements of Cash Flows

	2022	2021
Cash flows from operations		
Net loss	$ (104,311)	$ (2,310)
Increase in Accounts Payable	$ 1,765	-
Pre-orders	$ 600	-
Net cash provided by Operating Activities	$ (101,946)	-
Cash Provided (Used) by Investing		
Purchase of Property and Equipment	$ (1,260)	$ (225)
Cash provided (Used) by Investing Activities	$ (1,260)	$ (225)
Cash flows from financing activities		
Proceeds from SAFEs	$ 133,158	$ -
Contributions from Shareholder	$ 725	$ 3,725
Net cash provided from financing activities	$ 133,883	$3,725
Net increase (decrease) in cash and cash equivalents	$ 30,677	$ 1,190
Beginning of year - Cash	$ -	$ -
End of year - Cash	$ 31,867	$ 1,190

NOTE 1- NATURE OF OPERATIONS

Destiny Robotics Corporation ("Destiny Robotics", the "Company", or "we") was formed as a Delaware corporation on September 15, 2021. The Company's headquarters are in Florida. The company is creating socially intelligent humanoid robots for household use. As of December 31, 2022, the Company had limited working capital and may incur losses before generating positive working capital. This raises concerns about the Company's ability to continue as a going concern. The Company plans to fund its operations with additional funding and revenue producing activities within the next 12 months. However, if additional short-term capital cannot be secured, it may result in the cessation of operations. It should be noted that these financial statements do not include any adjustments that may result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company has a limited operating history. Its business and operations are subject to customary risks and uncertainties associated with dependence on key personnel, competition or change in consumer taste, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include the values of services provided in exchange for issuance of stock and accrued liabilities. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company considers all highly liquid investments with the original maturities of three months or less to be cash equivalents. The Company maintains its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in

measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace. Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the date of these financial statements. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include SAFE notes (see Note 5). Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a very short time, and market circumstances have not changed materially since the instruments were originated.

Income Taxes

The Company applies ASC 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. The Company has generated a net loss for the period from September 15, 2021 (inception) through Dec 2021, and a net loss by Dec 2022 and has recorded no current income tax provision.

General & Administrative Costs

The primary components of general & administrative costs are miscellaneous and business development costs. The Company expenses advertising costs as they are incurred.

Research & Development

The Company expenses research and development costs as they are incurred. Research and development costs consist of contract and professional services. For the period from September 15, 2021 (inception) through Dec 2021, the Company had $225 of research and development expenses. And as of Dec 2022 $27,196, research and development expenses.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

NOTE 3 - CASH

Substantially all the Company's cash is held in a large, widely recognized bank which is insured by the FDIC and which management considers financially stable and reliable. Cash balance was $1,190 and $31,867 as of Dec 31st, 2021, and Dec 31st, 2022, respectively.

NOTE 4 – ACCOUNTS PAYABLE AND RECIEVABLE

Accrued liabilities as of Dec 31st, 2021, was $0 and liabilities as of Dec 31st, 2022, was $600 (from pre-orders) and $1,765 account payable. In total $2,365. Which consisted of pre-orders that company got from prospective users (is subject to be reimbursed by 2024, if the company will not be able to provide the product.) The total contractor fees concluded $8,936 and was used for 90% research and development and 10% for marketing purposes. Total payroll by Dec 31st, 2021, was $0 and $23,938 by Dec 31st, 2022. The company CEO loaned to Destiny Robotics Corporation $3,725 by Dec 31st, 2021, and $725 by Dec 31st, 2022. The company is willing to pay this amount throughout next two years with 0 interest rate.

NOTE 5 - STOCKHOLDERS' EQUITY

The Company is authorized to issue 30,000,000 shares of common stock with a par value of $0.00001. As of January 17, 2021, 10,000,000 shares of Common Stock are outstanding.

The Company issued 10,000,000 shares of common stock as founders' shares and stock for services from September 15, 2021 (inception) through Dec 31, 2021. The shares were valued at $100. Chief Robotics Officer of the company left the position by November 2022, he was able to vest 218,750 shares of common stock out of 700,000. Consequently, the 481,250 shares from his portion still stands as outstanding under the company's name. Ultimately, there was no change in total number of outstanding shares, and it remains 10,000,000.

Proceeds from SAFE's

The Company issued SAFEs to private investors in the aggregate amount of $141,455 by Dec 31st 2022. However, Net of fees (excluding 7,5% commission and bank fees) for SAFEs provided through Wefunder was $133,158. SAFE promises the holder that in the event of an equity financing, the SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the purchase amount divided by "Conversion Amount". The SAFE will terminate upon the earliest of the issuance of capital stock to the investor pursuant to the automatic conversion of the SAFE or the payment or setting aside for payment amounts due to the investor from a liquidity event, or a dissolution event.

SAFE Obligations If there is a liquidity event before the termination of the SAFE, each SAFE will automatically be entitled to receive a portion of the proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the great of (i) the purchase amount or (ii) the amount payable on the number of shares of common stock equal to the Conversion Amount. If there is a dissolution event before the termination of the SAFE's, the investor will automatically be entitled to receive a portion of proceeds equal to the cash-out amount, due and payable to the investor immediately prior to the consummation of the dissolution event. In a liquidation event or dissolution event, the SAFEs are intended to operate like standard nonparticipating Preferred Stock. The investor's right to receive its cash-out amount is (i) junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes, (ii) on par with payments for other SAFE's and/or preferred stock, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or preferred stock, the applicable proceeds will be distributed pro rata to the investor and such other SAFEs and/or preferred stock in proportion to the full payments that would otherwise be due; and (iii) senior to payments for Common Stock.

NOTE 6 - INCOME TAXES

The Company follows the provisions of ASC 740, "Income Taxes." This standard requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than- not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements. As a result of the implementation of this standard, company filed taxes accordingly to its proper deadlines.

The company had unused tax losses ("NOLs") of approximately ($2,310) and ($104,802) respectively, which are available for carryforward and can be applied against taxable income in future years. However, a valuation allowance of ($2,310) and ($104,802) was recorded in each year to reduce the carrying value of the related deferred tax asset. As a result, the net deferred tax asset balance was $0 as of Dec 31st, 2021, and Dec 31st, 2022, respectively.

All tax years since inception remain subject to examination by major taxing jurisdictions.

NOTE 7 – RELATED PARTY TRANSACTIONS

During the period from September 15, 2021 (inception) through Dec 31st 17, 2021, the sole officer and director of the Company contributed $3,725 to the Company to pay for expenses, purchase fixed assets and to open a bank account. The company CEO loaned to Destiny Robotics Corporation $3,725 by Dec 31st, 2021, and $725 Dec 31st, 2022 (0 interest rate). (See Note 4).

NOTE 8 – SUBSEQUENT EVENTS

Completed Crowdfunding Offering

The Crowdfunding Offering by Destiny Robotics Corporation began in February 2020 and successfully met its initial minimum raise, totaling $141,455 in funds raised. The Company has raised cash in exchange for Simple Agreements for Future Equity ("SAFE"). Upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (an "Equity Financing"), the SAFE will convert into a number of shares of Safe Preferred Stock equal to $141,455. If there is an Equity Financing (defined as a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the

Safe Price, if the pre-money valuation is greater than the Valuation Cap. The Crowdfunded Offering was made through WeFunder Portal LLC (the "Intermediary" aka "WeFunder"). The Intermediary is entitled to receive a 7.5% commission fee and bank fees, so the amount of investment received by the company was $133,158.

Management's Evaluation

The Company has evaluated events subsequent to the balance sheet through March 13, 2023, which is the date the financial statements were available to be issued and noted no events requiring disclosure.

x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of § 227.202;

No

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

No other material information.

Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).